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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year end March 30, 2002.
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from to Commission file no. 0-20289

        A:    Full title of the plan and the address of the plan, if different from that of the issuer named below:

KEMET Employees' Savings Plan

        B:    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KEMET Corporation
Post Office Box 5928
Greenville, South Carolina 29606

REQUIRED INFORMATION

        Financial Statements and Schedules. The financial statements and schedules included herewith relating to the KEMET Employees' Savings Plan the "Plan") were prepared in accordance with the financial reporting requirements of ERISA and are provide pursuant to Instruction 4 of Form 11-K.

        Consent of the Independent Auditors.

SIGNATURE

        The Plan. Pursuant to the requirements of the Securities Act of 1934, the Administrative Committee of the KEMET Employees' Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEMET EMPLOYEES' SAVINGS PLAN
September 26, 2002	By	/s/ D. RAY CASH D. Ray Cash Senior Vice President and CFO For the Administrative Committee

Independent Auditor's Report

The Board of Directors
KEMET Electronics Corporation:

        We have audited the accompanying statements of net assets available for benefits of KEMET Employees' Savings Plan (the Plan) as of March 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 30, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

        Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule of assets (held at end of year) has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

        /S/ KPMG LLP

Greenville, South Carolina
September 20, 2002

KEMET EMPLOYEES' SAVINGS PLAN
Statements of Net Assets Available for Benefits
March 30, 2002 and 2001

	2002	2001
Assets:
Investments (notes 2 and 7)	$90,124,190	82,242,748
Participant loans	2,524,814	2,479,208
Contributions receivable:
Participants	161,603	—
Employer	1,896,730	1,910,890
Cash	—	315

Net assets available for benefits	$94,707,337	86,633,161

See accompanying notes to financial statements.

KEMET EMPLOYEES' SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended March 30, 2002 and 2001

	2002	2001
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments (note 7)	$4,854,125	(23,796,882)
Interest and dividends	2,653,496	5,638,496

	7,507,621	(18,158,386)

Contributions:
Participants'	5,300,248	6,403,125
Employer's	1,974,326	2,128,893

	7,274,574	8,532,018

Total additions (deductions)	14,782,195	(9,626,368)

Deductions from net assets attributed to:
Benefits paid to participants	6,697,654	4,547,988
Administrative expenses	10,365	11,500

Total deductions	6,708,019	4,559,488

Net increase (decrease)	8,074,176	(14,185,856)
Net assets available for benefits:
Beginning of year	86,633,161	100,819,017

End of year	$94,707,337	86,633,161

See accompanying notes to financial statements.

KEMET EMPLOYEES' SAVINGS PLAN
Notes to Financial Statements
March 30, 2002 and 2001

(1)  Description of Plan

  The following description of the KEMET Employees' Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  (a)  General

    The Plan is a defined contribution plan sponsored by KEMET Electronics Corporation (Company) covering all full-time employees of the Company, its parent and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

  (b)  Contributions

    Participants may choose one or both of the two savings types available, which are the 401(k) and the Personal Investment Account (PIA). Participants are allowed to contribute between 2 1/2% and 7 1/2% of their annual compensation as their basic contribution to the Plan. This may be on a pretax basis to the 401(k) or an after tax basis to the PIA. The Company matches 50% of 401(k) and 30% of PIA contributions, subject to the basic savings rate limit of 7 1/2%. Employer contributions are reduced by forfeitures. Additional amounts may be contributed at the option of the Company's board of directors. There were no additional contributions in 2002 or 2001.

    In addition to their basic contributions, participants may contribute between 0.5% and 10% to either the 401(k) on a pretax basis (up to the IRS maximum) or to the PIA.

  (c)  Participant Accounts

    Each participant's account is credited with (a) the participant's contribution, (b) the Company's matching contribution, (c) allocations of the Company's additional contribution, and (d) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

  (d)  Vesting

    Participants are immediately vested in their voluntary contributions and the Company matching contributions plus actual earnings thereon. However, penalties are incurred which can result in forfeiture of a portion of the current year employer match if withdrawals are made on funds that have been in the plan for less than twenty-four months, or if other withdrawals have been made in the last twenty-four months.

  (e)  Investment Options

    Participants may direct their investments in one or more of 10 investment options, which include nine mutual funds (registered investment companies) and the KEMET Corporation Stock fund.

  (f)    Participant Loans

    Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their total vested account balance. Loan transactions are treated as deductions from participants' accounts and accounted for separately. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime lending rate plus 1% as of the date of the loan. As of March 30, 2002, interest rates ranged from 5.75% to 9.00% on participant loans. Principal and interest are paid through payroll deductions.

  (g)  Payment of Benefits

    On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a ten year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

  (h)  Forfeited Accounts

    Forfeited accounts are used to reduce future employer contributions.

(2)  Summary of Significant Accounting Policies

  (a)  Basis of Accounting

    The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

  (b)  Investment Valuation and Income Recognition

    Under the terms of a trust agreement between T. Rowe Price and the Plan, T. Rowe Price manages a trust fund on behalf of the Plan which includes all Plan investments.

    The investments and changes therein of this trust fund have been reported to the Plan as having been determined through the use of fair values for all assets of the trust fund as reported by T. Rowe Price. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company's stock is valued at its quoted market price.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

  (c)  Payment of Benefits

    Benefits are recorded when paid.

  (d)  Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amount of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates and assumptions.

    The Plan's investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan's financial statements and schedule.

(3)  Investment Contracts With Insurance Companies

  The Plan's investment contracts with insurance companies included in the stable value fund option are primarily invested in shares of a guaranteed investment contract fund managed by T. Rowe Price. The insurance companies maintain the contributions in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by the insurance companies. The contracts are fully benefit-responsive and are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by the insurance companies. Contract value represents contributions made under the contracts, plus earnings, less Plan withdrawals and administrative expenses.

(4)  Related Party Transactions

  Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to T. Rowe Price for loan administration services were $10,365 in fiscal 2002 and $11,500 in fiscal 2001.

(5)  Plan Termination

  Although it has not expressed any intent to do so, the Company has the right under the Plan to amend it from time to time, to discontinue its contributions at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100% vested in their accounts.

(6)  Tax Status

  The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(7)  Investments

  At March 30, 2002 and 2001 investments of the Plan were as follows, with items comprising more than 5% of net assets separately stated:

	2002	2001
Investments:
At fair value:
Registered investment companies:
T. Rowe Price Mid Cap Growth Fund	$9,418,132	8,008,868
T. Rowe Price Balanced Fund	9,098,134	10,065,151
T. Rowe Price Equity Income Fund	13,654,547	12,615,361
T. Rowe Price Small Cap Value Fund	4,775,953	2,793,015
All other funds	8,504,869	7,338,804

	45,451,635	40,821,199
Common stock of KEMET Corporation	19,132,249	17,310,597

Total investments, at fair value	64,583,884	58,131,796

At contract value:
T. Rowe Price Stable Value Fund	25,540,306	24,110,952

Total investments	$90,124,190	82,242,748

  During the Plan years ended March 30, 2002 and 2001, the Plans investments appreciated (depreciated) in value by $4,854,125 and $(23,796,882), respectively, as follows:

	2002	2001
Registered investment companies	$2,197,958	(9,804,555)
Common stock of KEMET Corporation	2,656,167	(13,992,327)

	$4,854,125	(23,796,882)

Schedule 1

KEMET EMPLOYEES' SAVINGS PLAN
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
March 30, 2002

(a)	(b)	(c)	(d)	(e)
Party in- interest	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
*	T. Rowe Price	Stable Value Fund	**	$25,540,306
*	KEMET Corp.	Common Stock	**	19,132,249
*	T. Rowe Price	Equity Income Fund	**	13,654,547
*	T. Rowe Price	Mid-Cap Growth Fund	**	9,418,132
*	T. Rowe Price	Balanced Fund	**	9,098,134
*	T. Rowe Price	Small-Cap Value Fund	**	4,775,953
*	T. Rowe Price	Science & Technology Fund	**	3,214,651
*	T. Rowe Price	Blue Chip Growth Fund	**	3,076,152
*	T. Rowe Price	International Stock Fund	**	1,529,211
*	T. Rowe Price	Spectrum Income Fund	**	684,855
*	Participants	Loans, interest rates ranging 5.75% to 9.00%	**	2,524,814

				$92,649,004

*
A party-in-interest as defined by ERISA.

**
Cost omitted for participant directed investments.

See accompanying independent auditors' report.

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REQUIRED INFORMATION
SIGNATURE
Independent Auditor's Report
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
  Schedule 1